Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Years Ended					Six Months Ended
	June 30, 2000	June 29, 2001	June 28, 2002	June 27, 2003	June 25, 2004	December 24, 2004
Earnings:
Income (loss) before income taxes	$19,973	$(12,991)	$(65,076)	$(92,572)	$45,182	$(1,291)
Add:
Interest expensed	433	109	146	317	87	44
Interest capitalized	381	—	—	—	—	—
Interest component of rent expense	1,344	1,802	1,206	1,742	1,782	1,084

Earnings as defined	$22,131	$(11,080)	$(63,724)	$(90,513)	$47,051	$(163)

Fixed charges:
Interest expensed	$433	$109	$146	$317	$87	$44
Interest capitalized	381	—	—	—	—	—
Interest component of rent expense	1,344	1,802	1,206	1,742	1,782	1,084

Fixed charges as defined	$2,158	$1,911	$1,352	$2,059	$1,869	$1,128

Ratio of earnings to fixed charges	10.3	— (a)	— (a)	— (a)	25.2	— (a)

(a)	Earnings were insufficient to cover fixed charges by $12,991, $65,076, $92,572 for the years ended June 29, 2001, June 28, 2002, June 27, 2003, respectively, and $1,291 for the twenty-six-week period ended December 24, 2004.

The ratio of earnings to fixed charges represents, on a pre-tax basis, the number of times earnings cover fixed charges.

Earnings consist of net income or loss, to which has been added fixed charges and taxes based upon income or loss.

Fixed charges consist of interest expense on borrowing, including capitalized interest during the period, and an interest component of rent expense.

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